FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,                   February                          2004
                         ----------------------------------        -----------
Commission File Number              001-13718
                         ----------------------------------        -----------


                               MDC PARTNERS INC.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                   Form 40-F     X
                         -----------                 ------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                        No      X
                       -------------              ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                                DOCUMENT INDEX


  Document                                                             Page No.
  --------                                                             --------

     1.              News Release dated February 3, 2004                  3
     2.              News Release dated February 11, 2004                 5
     3.              News Release dated February 25, 2004                 7
     4.              News Release dated February 26, 2004                14

                                                                    Document 1

                              [MDC PARTNERS LOGO]


                                  PRESS RELEASE
                                  -------------
                              FOR IMMEDIATE RELEASE
                              ---------------------

FOR:            MDC Partners Inc.
                45 Hazelton Avenue
                Toronto, Ontario M5R 2E3


CONTACTS:       Walter Campbell                    Trevor Maunder
                Chief Financial Officer            Director, Investor Relations
                (416) 960-9000 Ext.336             (416) 960-9000 Ext.226


TSX Stock Symbol:    MDZ.N
Website:             www.mdc-partners.com


            MDC PARTNERS INC. ANNOUNCES REDEMPTION OF ADJUSTABLE RATE
                  EXCHANGEABLE SECURITIES DUE DECEMBER 31, 2028
                     FOR UNITS OF CUSTOM DIRECT INCOME FUND

TORONTO, Ontario (February 3, 2004) - MDC Partners Inc. ("MDC") of Toronto announced today that it has provided notice of redemption to redeem all of its outstanding adjustable rate exchangeable securities due December 31, 2028 (the "Exchangeable Securities") for units of Custom Direct Income Fund (the "Fund"). The redemption will take place on February 13, 2004, coinciding with the interest payment date for securityholders of record on January 31, 2004. As a result, on February 13, 2004, without holders of Exchangeable Securities taking any further action, securityholders will receive one unit of the Fund for each Exchangeable Security they hold. The Exchangeable Securities will be delisted from the Toronto Stock Exchange at the close of business on February 12, 2004. Trades in the Exchangeable Securities made through the facilities of the Toronto Stock Exchange after February 9, 2004 will be settled with units of the Fund.

About MDC Partners

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA. The Exchangeable Securities are publicly traded on the Toronto Stock Exchange under the symbol MDZ.N.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 2

                              [MDC PARTNERS LOGO]

                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------

FOR:                  MDC Partners Inc.
                      45 Hazelton Avenue
                      Toronto, Ontario M5R 2E3

CONTACTS:             Walter Campbell               Trevor Maunder
                      Chief Financial Officer       Director, Investor Relations
                      Tel:  416-960-9000 ex. 336    Tel:  416-960-9000 ex. 226

TSE Stock Symbol:     MDZ.A
NASDAQ Stock Symbol:  MDCA
Website:              www.mdc-partners.com


   MDC PARTNERS INC. ANNOUNCES INCREASE IN FINANCIAL GUIDANCE FOR FISCAL 2004

     INCREASES EBITDA EXPECTATION OF CORE MARKETING SERVICES BUSINESS FROM
                      US$28.5 MILLION TO US$35.0 MILLION

TORONTO, Ontario (February 11, 2004) MDC Partners Inc. ("MDC") of Toronto announced today that it has increased its EBITDA guidance on its core marketing services business from US$28.5 million to US$35.0 million after participation of minority partners for the year ended December 31, 2004. MDC is further increasing guidance on revenues from that business for fiscal 2004 to US$280 million from US$212 million.

"The increase in guidance is a reflection of the strong organic growth in our business from recent client wins coupled with the acquisition of a 60% interest in kirshenbaum bond + partners. We are enthusiastic about the recent new business wins and our momentum. This momentum, coupled with our lower operating cost base, is anticipated to enhance profitability going forward," said Miles S. Nadal, Chairman and CEO of MDC.

About MDC Partners Inc.

MDC is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 3

                              [MDC PARTNERS LOGO]


                                  PRESS RELEASE
                                  -------------
                              FOR IMMEDIATE RELEASE
                              ---------------------

FOR:              MDC Partners Inc.
                  45 Hazelton Avenue
                  Toronto, Ontario M5R 2E3

CONTACTS:         Walter Campbell                   Trevor Maunder
                  Chief Financial Officer           Director, Investor Relations
                  Tel:  416-960-9000 ex. 336        Tel:  416-960-9000 ex. 226

TSE Stock Symbol:       MDZ.A
NASDAQ Stock Symbol:    MDCA
Website:                www.mdc-partners.com


    MDC PARTNERS INC. ANNOUNCES FINANCIAL RESULTS FOR THE YEAR AND FOURTH
                       QUARTER ENDED DECEMBER 31, 2003


TORONTO, Ontario (February 25, 2004) - MDC Partners Inc. ("MDC") of Toronto today announced its financial results for the year and fourth quarter ended December 31, 2003. Consolidated revenues for 2003 totalled US$312.7 million, a decrease of 19% compared to US$387.8 million in 2002. Operating income before other charges was US$36.6 million, a decline of 33% from the US$54.6 million reported in 2002. Net income was US$16.8 million, which included a pre-tax net gain on asset dispositions and other charges of US$17.4 million compared to US$93.3 million in 2002, which included a pre-tax net gain of US$97.3 million. Diluted earnings per share for 2003 was US$0.74 compared to diluted earnings per share of US$3.70 reported last year. Diluted cashflow per share was US$0.93 compared to US$0.94 achieved in 2002. The inclusion in the 2002 results of divested operations (Davis + Henderson, Custom Direct, Spectron Security Print and Questa) together with the increased focus on Marketing Communications makes the periods' results less comparable.

"This was a wonderful year of accomplishment for MDC. We completed the sale of our 100% interest in Custom Direct which significantly strengthened the balance sheet and allowed for investment spending in our remaining operations. We successfully completed the privatization of Maxxcom Inc., which was fundamental to our strategy of significantly expanding in the marketing communications sector. We believe this focus has paid great dividends for our shareholders, and combined with our recent new business wins and acquisition initiatives, we anticipate this momentum will continue in 2004 and beyond," said Miles S. Nadal, Chairman, President & CEO of MDC.

For the fourth quarter, consolidated revenues were US$75.8 million, a decline of US$12.0 million compared with the US$87.8 million reported for 2002. Excluding Custom Direct, revenues increased by US$14.4. Operating income before other charges, at US$10.8 million, declined US$3.4 million or 24% compared to the US$14.2 million achieved during the same quarter of 2002. Excluding divested operations, operating income for the period was US$10.3 million, up 5% from the US$9.9 million achieved in the fourth quarter of 2002. Net income for the three months ended December 31, 2003 was

US$4.3 million compared to US$1.6 million for 2002. Diluted earnings per share for the quarter was US$0.19 compared to US$0.07 in 2002.

During 2003, MDC adopted the U.S. dollar as its reporting currency in order to reflect the U.S. nature of the Company's business and shareholder base. In addition, MDC modified its financial statement presentation to improve investors' ability to compare the Company's results with those of other publicly traded businesses in the marketing communications industry.

Marketing Communications reported revenues of US$55.2 million for the fourth quarter of 2003, an increase of US$8.3 million or 18% compared to the fourth quarter of 2002. Operating income before other charges increased 14% to US$9.3 million for the quarter compared to the US$8.2 million achieved in the same quarter in the previous year. Operating margins were 16.8% for the fourth quarter of 2003. Revenues for Marketing Communications for the year ended December 31, 2003 increased 13% to US$193.6 million compared to the US$171.7 million reported in the prior year. Operating income increased 32% to US$28.6 million from US$21.7 million. The revenue and operating income growth was 100% organic.

"The organic growth we experienced in our businesses was exceptional. We are of the view that the marketing communications industry is going through a major change. Clients are no longer satisfied with institutionalized mediocrity. While advertising spending is improving, clients are making change to providers who can deliver exceptional creativity and results. With our entrepreneurial partnership model and a demonstrated ability to attract the best talent, we are taking advantage of this opportunity," said Mr. Nadal.

"Marketing Communications continued to attract new clients throughout the fourth quarter, including Sprint PCS, State Farm Insurance and a credit card acquisition program of Chase. Net new business wins for the quarter resulted in revenues of approximately US$25 million. Our operations remain focused on the generation of new business while maintaining a cost-effective structure," said Mr. Nadal.

Subsequent to year end, MDC's affiliate Crispin Porter + Bogusky was made lead creative agency by Burger King. "This win was a seminal event in the evolution of MDC Partners. It confirms the beliefs and values that we operate by are working and will continue to drive new business wins and greater market share," added Mr. Nadal.

In addition, during the first quarter of 2004, the Company announced the 60% acquisition of kirshenbaum bond + partners ("KBP"). KBP is one of North America's preeminent independent agencies with revenues approaching US$50 million, billings of over US$525 million, and more than 200 employees with offices in New York and San Francisco. The company is widely recognized for creating highly acclaimed non-traditional marketing campaigns for Snapple, Kenneth Cole, Hennessy, Target, Coach and The Meow Mix Company. Current clients include Verizon SuperPages, The Andrew Jergens Company, Target and more. "We are thrilled to partner with kirshenbaum bond + partners. They have established a solid franchise and have developed a wonderful reputation for delivering outstanding work to outstanding clients. We definitely believe that they will enhance the MDC Partner network," said Mr. Nadal.

Fourth quarter revenues of the Secure Transactions Division were US$19.4 million, a decrease of 52% from the US$40.6 million recorded for the same period of 2002 primarily the result of the Custom Direct divestiture. Operating income before other charges was US$3.2 million, down 53% from the US$6.7 million earned in the prior year. Excluding divested operations, revenues and operating income for the fourth quarter were US$19.4 million and US$3.2 million, an increase of 38% and 54% respectively. For the year, revenues of US$115.6 million and operating income of US$13.0 million declined from 2002 by US$93.5 million and US$23.9 million respectively as a result of the above mentioned divestitures.

Excluding divestitures, revenues of remaining businesses increased 8% to US$67.1 million with operating income declining 24% to US$5.0 million.

"We are excited by the progress of our remaining secure transaction businesses. With the implementation of state-of-the-art equipment, the group is well positioned to benefit from existing contracts while pursuing new opportunities to further increase plant utilization with nominal investment spending. We expect significant growth in operating performance in 2004," said Mr. Nadal.

During the quarter, pursuant to its normal course issuer bid, MDC repurchased 632,900 Class A subordinate voting shares at an average price per share of Cdn$15.28 for total consideration of US$7.3 million. For the fiscal year, the Company repurchased 1,274,816 Class A subordinate voting shares at an average price per share of Cdn$14.77 for total consideration of US$13.7 million.

"We are thrilled with our overall performance and believe we have established a platform that will deliver excellent returns and increased shareholder value," said Mr. Nadal.

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                        MDC PARTNERS INC.
                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                  FOURTH QUARTER 2003 and 2002
                                           (Unaudited)

                                                                         $U.S. 000's - except per
                                                                               share amounts
                                                                        ============================
For the Three Months Ended December 31,                                         2003          2002*         Change
===================================================================================================================

Gross billings                                                              146,006         146,659
                                                                        ----------------------------
Revenues                                                                     75,788          87,813          (14%)

Operating costs                                                              64,998          73,584          (12%)
                                                                        ----------------------------
Operating income before other income (charges)                               10,790          14,229          (24%)
                                                                        ----------------------------
Other income (charges)
     Net gain (loss) on asset dispositions and other charges                  2,010          (2,195)
     Amortization                                                            (2,749)         (3,963)
     Interest, net                                                           (1,848)         (3,733)
     Income participation of minority partners                               (2,094)         (1,675)
                                                                        ----------------------------
                                                                             (4,681)        (11,566)
                                                                        ----------------------------
Income before income taxes and minority interest                              6,109           2,663          129%

Income taxes                                                                  1,828             541
                                                                        ----------------------------
Income before minority interest                                               4,281           2,122          102%

Minority interest                                                                 -            509
                                                                        ----------------------------
Net income for the period                                                     4,281           1,613          165%
                                                                        ============================
Cash Flow from operations                                                     7,959           6,617           20%
                                                                        ============================
Earnings Per Share
    Net income
     o   Basic                                                                 0.21            0.08          163%
     o   Diluted                                                               0.19            0.07          171%
   Cash Flow Per Share
     o   Basic                                                                 0.40            0.35           14%
     o   Diluted                                                               0.34            0.25           36%
   Weighted average shares outstanding during the period
     o   Basic**                                                         18,971,827      16,915,341           12%
     o   Diluted***                                                      23,380,504      24,988,680           (6%)

===================================================================================================================

SEGMENTED INFORMATION - BY OPERATING DIVISION

For the Three Months Ended December 31,                                     2003          2002*             Change
-------------------------------------------------------------------------------------------------------------------
MARKETING COMMUNICATIONS
Revenues                                                                  55,238          46,916             18%
Operating income before other income (charges)                             9,295           8,151             14%

SECURE TRANSACTIONS
Revenues                                                                  19,433          40,596            (52%)
Operating income before other income (charges)                             3,173           6,733            (53%)

CORPORATE AND OTHER
Revenues                                                                   1,117             301            271%
Operating loss before other income (charges)                              (1,678)           (655)          (156%)
===================================================================================================================

* Comparative figures have been reclassified to conform with current presentation.
** The weighted average basic shares outstanding increased by 2,056,486 as a result of shares issued, primarily on the privatization on Maxxcom Inc., net of shares repurchased and cancelled.
***The Company has the option to satisfy the CDN$49,000 (US$37,794) of 7% Convertible Notes ("Notes") with cash or Class A Subordinated Voting Shares ("Shares") at 95% of the current share price. As a result, the diluted shares outstanding include 3,441,011 (2002 - 7,911,392) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.

                                              MDC PARTNERS INC.
                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                                2003 and 2002
                                                  (Audited)

                                                                        $U.S. 000's - except per
                                                                             share amounts
                                                                      ============================
For the Twelve Months Ended December 31,                                      2003          2002*         Change
====================================================================================================================

Gross billings                                                            556,310         600,273          (7%)
                                                                      ============================
Revenues                                                                  312,716         387,765         (19%)

Operating costs                                                           276,157         333,139         (17%)
                                                                      ----------------------------
Operating income before other income (charges)                             36,559          54,626         (33%)
                                                                      ----------------------------
Other income (charges)
     Net gain on asset dispositions and other charges                      17,425          97,288
     Unrealized foreign exchange gain                                           -           4,380
     Amortization                                                         (12,617)        (16,171)
     Interest, net                                                        (11,502)        (17,810)
     Income participation of minority partners                             (6,113)         (3,927)
                                                                      ----------------------------
                                                                          (12,807)         63,760
                                                                      ----------------------------
Income before income taxes and minority interest
                                                                           23,752         118,386         (80%)
Income taxes                                                                7,950          22,020
                                                                      ----------------------------
Income before minority interest                                            15,802          96,366         (84%)

Minority interest (recovery)                                               (1,044)          3,032
                                                                      ----------------------------
Net income for the period                                                  16,846          93,334         (82%)
                                                                      ============================
Cash Flow from operations                                                  21,241          23,403          (9%)
                                                                      ============================
Earnings Per Share
    Net income
     o   Basic                                                               0.88            5.46         (84%)
     o   Diluted                                                             0.74            3.70         (80%)
   Cash Flow Per Share
     o   Basic                                                               1.13            1.33         (15%)
     o   Diluted                                                             0.93            0.94          (1%)
   Weighted average shares outstanding during the period               17,791,064      16,915,341           5%
     o   Basic                                                         23,257,596      25,357,018          (8%)
     o   Diluted**

====================================================================================================================

SEGMENTED INFORMATION - BY OPERATING DIVISION

For the Twelve Months Ended December 31,                                     2003          2002*         Change

MARKETING COMMUNICATIONS
Revenues                                                                  193,560         171,740          13%
Operating income before other income (charges)                             28,620          21,712          32%

SECURE TRANSACTIONS
Revenues                                                                  115,606         209,100         (45%)
Operating income before other income (charges)                             13,022          36,862         (65%)

CORPORATE AND OTHER
Revenues                                                                    3,550           6,925         (49%)
Operating loss before other income (charges)                               (5,083)         (3,948)        (29%)
====================================================================================================================

* Comparative figures have been reclassified to conform with the current presentation.
** The Company has the option to satisfy the CDN$49,000 (US$37,794) of 7% Convertible Notes ("Notes") with cash or Class A Subordinated Voting Shares ("Shares") at 95% of the current share price. As a result, the diluted shares outstanding include 4,929,577 (2002 -8,403,361) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.


                                       MDC PARTNERS INC.
                                  CONSOLIDATED BALANCE SHEETS
                                           (Audited)
========================================================================================================
                                                                                 ($U.S. 000's)
                                                                   =====================================
                                                                               As at              As at
                                                                        December 31,       December 31,
                                                                                2003              2002*
========================================================================================================

ASSETS
Current
    Cash and cash equivalents                                                71,879             37,788
    Accounts receivable                                                      80,979             67,457
    Inventory                                                                 6,795              7,005
    Prepaid expenses and sundry                                               5,068              6,266
                                                                   -------------------------------------
                                                                            164,721            118,516

Capital and other assets                                                     59,612             79,967
Goodwill                                                                    103,538            185,637
                                                                   -------------------------------------

                                                                            327,871            384,120
                                                                   =====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
    Accounts payable and accrued liabilities                                 91,289             82,874
      Deferred acquisition consideration                                      1,113             23,966
    Deferred revenue                                                         13,516             11,104
    Current portion of long-term indebtedness                                18,646              4,088
                                                                   -------------------------------------
                                                                            124,564            122,032

Long-term indebtedness                                                       75,768            155,514
                                                                   -------------------------------------
                                                                            200,332            277,546
                                                                   -------------------------------------
Minority interest                                                             2,533              9,824
                                                                   -------------------------------------

Shareholders' equity
    Share capital                                                           117,292             96,407
    Contributed surplus                                                       3,272                  -
    Other paid-in capital                                                    30,851             24,179
    Cumulative translation adjustment                                        (4,953)             7,858
    Retained earnings (deficit)                                             (21,456)           (31,694)
                                                                   -------------------------------------
                                                                            125,006             96,750
                                                                   -------------------------------------
                                                                            327,871            384,120
                                                                   =====================================

========================================================================================================

* Comparative figures have been reclassified to conform with the current presentation.

                                                                    Document 4

                              [MDC PARTNERS LOGO]

                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

 FOR:                     MDC Partners Inc.
                          45 Hazelton Avenue
                          Toronto, Ontario M5R 2E3

 CONTACTS:                Walter Campbell                   Trevor Maunder
                          Chief Financial Officer           Director,
                          Tel:  416-960-9000 ex. 336        Investor Relations
                                                            Tel:  416-960-9000
                                                                 ex. 226
 TSE Stock Symbol:        MDZ.A
 NASDAQ Stock Symbol:     MDCA
 Website:                 www.mdc-partners.com


             MDC'S CONTROLLING SHAREHOLDER TO CONVERT 100% OF HIS
    CLASS B MULTIPLE VOTING SHARES INTO CLASS A SUBORDINATE VOTING SHARES

       Conversion To Be Effected On A One-for-One Basis Without Any Cash
                           Or Non-Cash Consideration


TORONTO, Ontario (February 26, 2004) - MDC Partners Inc. ("MDC") of Toronto announced today that its controlling shareholder, Miles Nadal, has given formal notice to the corporation's Board of Directors that he initiated the process to affect conversion of 100% of his Class B multiple voting shares into Class A Subordinate Voting Shares on a one-for-one basis, without any cash or non-cash consideration. Mr. Nadal is MDC's Founder, Chairman and Chief Executive Officer.

Mr. Nadal's current equity interest in MDC is approximately 20.2%, and he currently controls 44.9% of the voting rights attached to the corporation. He owns 447,968 Class B multiple voting shares, which represents 99% of the Class and carry 20 votes per share, in addition to 3,400,351 Class A Subordinate Voting Shares, which carry one vote per share.

After the conversion, both Mr. Nadal's equity interest and voting interest in MDC will be approximately 20.2%.

MDC's Board of Directors welcome the decision to convert, which is expected to occur within 10 business days. The Class B shares are convertible at any time at the option of the holder into one Class A share for one Class B share.

As a result of the conversion, MDC will become a U.S. domestic issuer and commence reporting in accordance with U.S. GAAP, effective the first quarter of 2004.

"The decision to convert my multiple voting shares into single voting shares is an important incremental step in my commitment to the highest standards of corporate governance and is in the spirit of the great partnership we are building," said Mr. Nadal.

"We believe that a single class share structure better aligns management's interest with the shareholders and will further enhance the attractiveness of MDC shares to investors, particularly in the United States," added Mr. Nadal.

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MDC PARTNERS INC.
                                          ------------------------------------
                                                  (Registrant)

Date:  March 9, 2004                      /s/ Walter Campbell
       ------------------                 ------------------------------------
                                                  (Signature)
                                          Walter Campbell
                                          Chief Financial Officer